Mail Stop 3561

August 26, 2009

C. Martin Sowers
Senior Vice President - Finance
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, North Carolina 28201-1017

> **Re:** **Family Dollar Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended August 30, 2008**
> **Filed October 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 12, 2008**
> **File No. 001-06807**

Dear Mr. Sowers:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director